701 Pennsylvania Avenue NW, Suite 200 Washington DC 20004 t 202 508 5800 f 202 508 5858
July 24, 2023	direct dial 202 508 5818 direct fax 202 585 0074 sdonahoe@kilpatricktownsend.com

VIA EDGAR

Mr. Todd K. Schiffman

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gouverneur Bancorp, Inc.

Registration Statement on Form S-1

Filed June 9, 2023

File No. 333-272548

Dear Mr. Schiffman:

On behalf of Gouverneur Bancorp, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the above referenced Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”), to indicate changes from the Registration Statement on Form S-1 filed on June 9, 2023 (the “Registration Statement”).

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 7, 2023 with respect to the Registration Statement. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the Amended Registration Statement has been revised in response to such comments.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

July 24, 2023

Recent Change in Executive Management

1.	Please revise your disclosure to expand on the general reasons Faye C. Waterman resigned effective April 14, 2023 as your President and Chief Executive Officer and as director of Gouverneur Bancorp.

Response to Comment No. 1:

As discussed with the staff, Mr. Waterman’s resignation was not the result of any wrongdoing or any disagreement between Mr. Waterman and Gouverneur Bancorp, Cambray Mutual Holding Company or Gouverneur Savings and Loan Association regarding the operations, policies or practices of Gouverneur Bancorp, Cambray Mutual Holding Company or Gouverneur Savings and Loan Association.

Please see the revised disclosure on pages 2 and 96 of the prospectus included as part of the Amended Registration Statement.

Improving our technology platform, page 5

2.	We note the statement on page 5 that you have made and are continuing to make additional investments in your IT infrastructure, including data backup, security and other areas. Please revise to clarify the extent to which you currently rely on third parties to conduct your data processing and information security. Clarify the extent to which you expect the additional investments will be done through outsourcing to third parties, given the statement on page 26 indicating that you rely significantly on third parties for such requirements. Additionally, please discuss how much of your IT budget is dedicated to maintaining existing systems versus enhancing systems.

Response to Comment No. 2:

Please see the revised disclosure on pages 5 and 67 of the prospectus included as part of the Amended Registration Statement.

We are subject to certain risks in connection with our recent acquisition …, page 20

3.	Reference is made to the third sentence. Please briefly discuss the “planned synergies” and your current progress on integration.

Response to Comment No. 3:

Please see the revised disclosure on page 20 of the prospectus included as part of the Amended Registration Statement.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

July 24, 2023

Pro Forma Data, page 44

4.	We note your disclosures within footnotes (4) and (5) on pages 48 and 49, respectively, qualitatively describing the calculation of the number of shares to be used in the per share calculations presented in the pro forma data. Please revise your disclosures to include a quantitative calculation or tabular reconciliation of the share amounts used in each per share calculation as described in your footnotes.

Response to Comment No. 4:

Please see the revised disclosure on page 56 of the prospectus included as part of the Amended Registration Statement.

Deposits, page 68

5.	Please revise to quantify and discuss period over period changes in total brokered deposits for the periods presented.

Response to Comment No. 5:

Gouverneur Bancorp did not have any brokered deposits at any of the periods presented. Please see the revised disclosure on page 75 of the prospectus included as part of the Amended Registration Statement.

Liquidity and Capital Resources, page 85

6.	We note your disclosures on pages 24 and 86 referring to utilizing brokered deposits to fund loan growth. Please revise to quantify the amount at each period and discuss how your total brokered deposits are used as part of your liquidity strategy.

Response to Comment No. 6:

Gouverneur Bancorp did not have any brokered deposits at any of the periods presented. Please see the revised disclosure on pages 24, 25 and 94 of the prospectus included as part of the Amended Registration Statement.

Board Leadership and the Board’s Role in Risk Oversight, page 89

7.	We note disclosure that you are searching for a new President and Chief Executive Officer and expect that a current member of your internal accounting team will become your Chief Financial Officer when Ms. Adams retires in the spring of 2024. Please revise to further clarify your plans, if any, to adapt risk oversight during and after the conversion process and transition to new management. Additionally, we note the first full paragraph on page 90 does not address interest rate risk. Please revise to clarify your risk oversight of interest rate risk to the extent material. Please make conforming changes as appropriate to the first risk factor on page 20.

Response to Comment No. 7:

Please see the revised disclosure on page 98 of the prospectus included as part of the Amended Registration Statement.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

July 24, 2023

8.	Please revise to disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Response to Comment No. 8:

Please see the revised disclosure on page 98 of the prospectus included as part of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page B-1

9.	We note that the historical information of Citizens Bank of Cape Vincent appears to be presented from the beginning of the fiscal year of October 1, 2021 through September 16, 2022. Please revise your disclosures to include a more fulsome description as to how you are arriving at the amounts presented on your pro forma statements of operations. Refer to Rule 11-02(c)(3) of Regulation S-X.

Response to Comment No. 9:

In accordance with Rule 11-029(c)(3) of Regulation S-X, pro forma condensed statements of comprehensive income must be presented using the registrant’s fiscal year end. If the most recent fiscal year end of any other entity involved in the transaction differs from the registrant’s most recent fiscal year end by more than one fiscal quarter, the other entity’s statement of comprehensive income must be brought up to within one fiscal quarter of the registrant’s most recent fiscal year end, if practicable. This updating could be accomplished by adding subsequent interim period results to the most recent fiscal year end information and deducting the comparable preceding year interim period results. Disclosure must be made of the periods combined and of the sales or revenues and income for any periods which were excluded from or included more than once in the condensed pro forma statement of comprehensive income (e.g., an interim period that is included both as part of the fiscal year and the subsequent interim period).

Please see the revised disclosure on page B-3 of the prospectus included as part of the Amended Registration Statement.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

July 24, 2023

Consolidated Statements of Cash Flows, page F-8

10.	We note a cash inflow of $1.9 million during the year ended September 30, 2022 relating to the Bank acquisition, net of cash acquired. Please tell us how this amount reconciles to the purchase price consideration and fair value of assets acquired disclosed on page F-22.

Response to Comment No. 10:

The following table provides a reconciliation of the purchase price consideration and fair value of assets disclosed on page F-22 of the prospectus included as part of the Amended Registration Statement:

Securities	(31,166)
Loans	(36,777)
Property, plant and equipment	(709)
Core deposit intangible	(2,542)
Stock	(124)
Deposits	77,188
Goodwill	(3,956)
Amount reported on cash flows	1,914
Other liabilities	495
Participation loan difference	(238)
Other assets	(1,135)
Cash and cash equivalents	(9,485)
Cash merger consideration	8,449

Notes to Consolidated Financial Statements

Note 3 – Income Taxes, page F-47

11.	Please revise to disclose the information required by ASC 805-10-50-2(h), including the supplemental pro forma information, for each of the financial statement periods presented.

Response to Comment No. 11:

Please see the revised disclosure beginning on page F-24 of the prospectus included as part of the Amended Registration Statement.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

July 24, 2023

12.	We note that the total provision for income tax expense (benefit) for the six months ended March 31, 2023 and 2022, as disclosed on page F-47, does not appear to reconcile to the consolidated statement of earnings on page F-5. Please tell us why and revise your disclosures to clarify accordingly. In addition, please revise to expand your discussion on page 70 to explain the changes to your income tax expense (benefit) for the six months ended March 31, 2023 and 2022.

Response to Comment No. 12:

The Registration Statement, when initially filed, included estimated tax provision information. The Amended Registration Statement includes finalized income tax provision information that has been reconciled in its entirety throughout the document.

Please see the revised disclosure on page 78 of the prospectus included as part of the Amended Registration Statement for an explanation of the changes to income tax expense (benefit) for the six months ended March 31, 2023 and 2022.

Exhibits, page II-2

13.	We note in the second paragraph where counsel states that if “any of the facts are incorrect or incomplete,” the conclusion may be different. Counsel also disavows any obligation to advise the company if any facts are not as they had been represented. Please explain to us why you believe these statements are not overly broad.

Response to Comment No. 13:

Please see the updated federal income tax opinion filed as Exhibit 8.1 to the Amended Registration Statement. The language in the previously filed form of federal income tax opinion regarding counsel’s obligation to advise the Company if any facts are not as they had been represented has been removed from the updated federal income tax opinion. The additional qualification noted in the comment above, regarding the fact that conclusions set forth in the opinion may be different if any of the facts are incorrect or incomplete, is not overly broad and has been retained in the updated federal income tax opinion. Counsel believes that this qualification, which has been historically accepted by the staff, is appropriate since the federal income tax opinion is being issued in reliance on, among other things, certain representations as to factual matters provided to counsel by the Company, Cambray Mutual Holding Company, Gouverneur Bancorp, Inc. (federal) and Gouverneur Savings and Loan Association (collectively, the “Gouverneur Entities”), as set forth in certificates signed by authorized officers of the Gouverneur Entities and delivered to counsel. In the event that those factual matters provided to counsel by the Gouverneur Entities are incorrect or incomplete, it could result in different conclusions than those arrived at in the federal income tax opinion and, as a result, it is appropriate to include a qualification to this effect in the federal income tax opinion to be issued to the Gouverneur Entities.

Mr. Todd K. Schiffman

U.S. Securities and Exchange Commission

July 24, 2023

14.	Please file the tax allocation agreement referenced on page 108 as an exhibit or advise us why you believe it is not required.

Response to Comment No. 14:

The form of tax allocation agreement has been filed as Exhibit 10.5 to the Amended Registration Statement.

*          *          *

If you have any questions or further comments on the Amended Registration Statement, please contact the undersigned at 202.508.5818.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Stephen F. Donahoe

Stephen F. Donahoe

Enclosures

cc:	Lory Empie, U.S. Securities and Exchange Commission

Robert Klein, U.S. Securities and Exchange Commission

James Lopez, U.S. Securities and Exchange Commission

Charles C. Van Vleet, Jr., Gouverneur Bancorp, Inc.

Gary R. Bronstein, Kilpatrick Townsend & Stockton LLP